SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at April 6, 2004

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 6, 2004

  Print the name and title of the signing officer under his signature.

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Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.greatbasingold.com

GREAT BASIN DRILLING CONTINUES TO DELINEATE
NEW WITWATERSRAND GOLDFIELD DISCOVERY

April 6, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN) is pleased to announce that ongoing drilling with four rigs at the Burnstone gold project continues to outline an extensive new goldfield discovery. Burnstone is located in the South Rand area of the Witwatersrand Basin, 80 kilometres southeast of Johannesburg, South Africa.

The Burnstone goldfield is defined by a four kilometre wide by 18 kilometre long mineralized corridor, hosting at least four gold deposit areas. Importantly, the central portion of the mineralized corridor has been uplifted by two northwesterly trending sub-parallel faults, and as a result, a substantial portion of each of the deposit areas lies at relatively shallow depths of only 250-750 metres. Drilling is also indicating that the Area 1 and Area 2 gold deposits may be part of a system of northeast to southwest-trending, gold-bearing braided paleo-channels extending over a width of 10+ kilometres from northwest to southeast.

The 2004 program commenced in early January, and 15,221 metres have been drilled to date in Areas 1, 2 and 3. Initial drill testing of Area 4 will commence shortly. Since Great Basin began its work at Burnstone in January 2003, a total of 37,629 metres has been drilled in Area 1, 34,164 metres in Area 2 and 10,955 metres in Area 3. Drill hole location maps and tabulated results from all holes, by area, are posted on the Company's website. Drill results posted are weighted average composites of the master holes and multiple deflections around each master hole. Industry standard practice in South Africa is to report drill results and cut-off grades for resource estimates in gold as thickness-grade values (cmg/t) as provided in the summary below.

At Area 1, 26 holes (including pre 2003 holes) have made intersections of greater than 350 cmg/t Au, averaging 918 cmg/t. New intersections at Area 1 include 738 cmg/t Au in hole SGG108, 831 cmg/t Au in hole SGG120 and 1182 cmg/t Au in hole SGG113. Recent drilling has also demonstrated good continuity of the gold mineralization over an area of two kilometres by two kilometres in the Area 1 deposit, which may extend and coalesce with the Area 4 deposit to the southwest. At Area 2, intersections tend to be thicker, averaging 0.64 metres, but of lower grade than Area 1; intersections of greater than 350 cmg/t Au have been encountered in 16 holes, and average 563 cmg/t Au. Drilling is spaced at 300-750 metres intervals over an irregular area of about three square kilometres, defined by the southwesterly trend of paleo-channels. Results from drilling in Area 3 vary, ranging from 7 cmg/t Au in hole SGG109 to 965 cmg/t Au in hole SGG104. Six of 19 holes drilled at Area 3 to date have intersected greater than 350 cmg/t Au, averaging 715 cmg/t Au.

Turgis Consulting (Pty) Ltd. is advancing the technical development aspects of the project. This work has expanded to include an evaluation of the access and development options for the uplifted nearer surface portions of the deposits along the central part of the Burnstone property. This includes consideration of the use of multiple declines and a combination of trackless and traditional mining access methods. Infrastructure development and mine planning studies are also underway.

The Burnstone Project is ideally located in an area of open, rolling country that is traversed by major paved highways, railroads, power lines and pipelines, providing excellent infrastructure for development. Skilled labour, mining expertise, equipment, process facilities and development capital are all at hand to support efficient development of the project. Great Basin acquired 100% of the Burnstone Project earlier this year through the purchase of 100% of Southgold Exploration (Pty) Ltd.

Great Basin's drilling programs include rigorous quality assurance and quality control ("QA/QC") procedures under the supervision of qualified persons. The in-house qualified person for the drilling program at Burnstone is Daniel Kilby, P.Eng.

Great Basin is a mining exploration and development company with advanced stage gold assets on the Carlin Trend in Nevada and the Witwatersrand Goldfield in South Africa. For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Great Basin expects are forward-looking statements. Although the Great Basin believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Great Basin, investors should review Great Basin's Annual Information Form in Canada and annual filing on Form 20-F with the United States Securities Commission.